EXHIBIT 21
SUBSIDIARIES TO THE REGISTRANT

State of Incorporation
Name	or Organization
Amber Resources Company of Colorado	Delaware

Piper Petroleum Company	Colorado

Delta Exploration Company, Inc.	Colorado

Castle Texas Exploration Limited Partnership	Texas

DHS Drilling Company	Colorado